SIGMA LITHIUM SELLS ADDITIONAL 100,000T OF HIGH PURITY LITHIUM FINES; MINING REMOBILIZATION PROCEEDING AS PLANNED; CATEGORICALLY RESPONDS TO INACCURATE MEDIA REPORTS

HIGHLIGHTS

•	Sigma Lithium announces the sale of 100,000 tonnes of high purity lithium fines for a price higher than the previous sale.
•	The Company affirms mining remobilization activities are proceeding as planned and are expected to conclude in January 2026, as announced on January 13, 2026.
•	Sigma Lithium vehemently denies as “fake news” inaccurate media reports that incorrectly denominated as “operational injunction” an administrative process by the Ministry of Labor and Employment regarding its waste piles. The Company notified the appropriate authorities.

São Paulo, January 23, 2026 – Sigma Lithium Corporation (TSXV/NASDAQ: SGML, BVMF: S2GM34), (“Sigma Lithium” or “the Company”), a leading global lithium producer dedicated to powering the next generation of electric batteries with socially and environmentally sustainable lithium concentrate, announces the sale of an additional 100,000 tonnes of high purity lithium fines. Sigma Lithium reiterates that the remobilization of the contractor for equipment and personnel at the site of its mine is proceeding as planned and is expected to conclude in January 2026.

The Company vehemently denies as “fake news” the inaccurate recent media reports that incorrectly denominated as an “operational injunction” an administrative process initiated by the Ministry of Labor and Employment. Sigma Lithium also states as categorically incorrect the media reports speculating about the status of the safety of its waste piles because of this administrative process, which does not represent a material event.

SALE OF HIGH PURITY LITHIUM FINES

The Company concluded the sale of 100,000 tonnes of high purity lithium fines stored at the Port of Vitoria at market prices (based on Shanghai Metals Market “SMM” index). The price was equivalent to an adjusted net final price of US$140/t for 1% of lithium oxide content (currently priced by SMM at US$195/t for 1.35%).

Sigma Lithium highlights the proceeds of the high purity fines sold as the “green reward” for the shareholders of the Company, resulting from the Company’s investment in environmental “state of the art” technologies at its Greentech plant, enabling it to dry stack its tailings and recycle the lithium contained by selling the high purity fines. Therefore, Sigma Lithium has the most environmentally sustainable lithium processing industrial facility in the sector: combining dry stacking, the reuse of 100% of water, the zero use of toxic chemicals in the processing of lithium and the use of 100% renewable power for its electricity.

INACCURATE MEDIA REPORTS

Sigma Lithium has recently been the subject of several inaccurate negative news articles, in what characterizes a well-orchestrated and well-funded online defamatory campaign, which has repeatedly made claims with respect to the Company or its management that were false, inaccurate and misleading. The most recent articles, containing false statements about the Ministry of Labor and Employment’s administrative enquiry into Sigma Lithium’s waste piles as well as the safety of the Company’s waste piles, fit the defamatory pattern of this ongoing “fake news online cancellation campaign”: Approximately a month after the start of the enquiry, and only two days after the Company provided a positive update on operations on January 13, 2026, a sudden onslaught of online defamatory false articles claiming that the Company was “shut down” by the Ministry of Labor and Employment, or even “by Brazil” were posted by “write for hire” online news outlets.

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These claims have been mostly published by online outlets in Brazil with a business model that includes accepting sponsored content and were reposted globally by mainstream online outlets and newswires with a history of not engaging in fact checking. The seriousness of this latest defamatory campaign led to substantial volatility in Sigma Lithium’s share price on January 16, when trading volume was over four times its Nasdaq daily average. The resulting 30% drop in share price that day is likely to have benefited short sellers. The Company has notified the appropriate authorities, including FINRA (US Securities and Exchange Commission).

As part of this well-orchestrated and well-funded defamatory campaign, a fake website mimicking the official government website of the Ministry of Labor and Employment, as well as official Brazilian government communications, were created by the perpetrators of the campaign and circulated via a “ninja” social media campaign (phishing the government website by utilizing a different domain: “.org” versus the official “.gov.br”). Falsifying a government web-domain and government communications constitutes a serious crime in Brazil, punishable under federal law. The Company has notified the appropriate authorities in the country.

Some of the mainstream media outlets, including Reuters and one of its reporters, have been legally notified by the Company in the past for spreading inaccurate information. Another news outlet, Folha de Sao Paulo, has lost a defamation lawsuit moved by Sigma Lithium in 2025, when it published a false report by an NGO, Mongabay, also a respondent in the lawsuit. The publication Observatorio da Mineracao has also been legally notified by Sigma Lithium.

Brazil’s Ministry of Labor and Employment opened an administrative enquiry with respect to the Company’s waste piles in mid-December, following a regular inspection regarding health and safety. During the inspection, the Ministry of Labor and Employment had the opportunity of verifying the Company’s impeccable safety records, with over 2 years without labor accidents with lost time. Sigma Lithium’s management considered this enquiry as not constituting material information when it was initiated, and this remains the case. The enquiry does not impact Sigma Lithium’s ability to operate, including the ongoing execution by the Company of its mine remobilization.

The Company’s remobilization will maintain an estimated 19,000 direct and indirect jobs in the Jequitinhonha Valley, a purpose that fully aligns the Ministry of Labor and Employment, the Government of Brazil and Sigma Lithium. Sigma Lithium’s commercial success has consolidated Brazil as a critical minerals leader, establishing the country in the global lithium supply chain of industrialized lithium oxide materials produced in an environmentally and socially sustainable manner to power the energy transition.

ABOUT SIGMA LITHIUM

Sigma Lithium Corporation (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34), (“Sigma Lithium” or “the Company”), is a leading global lithium producer dedicated to powering the next generation of electric batteries with socially and environmentally sustainable lithium oxide concentrate.

The Company operates one of the world’s largest lithium production sites—the fifth-largest industrial-mineral complex for lithium oxide concentrate—at its Grota do Cirilo operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the electric battery materials supply chain, producing Quintuple Zero Green Lithium: zero coal power, zero tailings’ dams, zero utilization of potable water, zero use of hazardous chemicals and zero accidents for over 2 years.

Sigma Lithium currently has a nameplate capacity to produce 270,000 tonnes of lithium oxide concentrate on an annualized basis (approximately 38,000–40,000 tonnes of LCE) at its mine and state-of-the-art Greentech Industrial Plant. The Company is now constructing a second plant to double its production capacity.

For more information about Sigma Lithium, visit our website

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FOR ADDITIONAL INFORMATION PLEASE CONTACT

Anna Hartley, Vice President of Global Banking and Investor Relations

anna.hartley@sigmalithium.com.br

+44 7866 458 093

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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